November 12, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: UpperSolution.com

Amendment No. 7 to Registration Statement on Form S-1

Filed October 6, 2014

File No. 333-190658

Dear Ms. Mills-Apenteng,

The following is the company’s response to your comment letter dated October 20, 2014.

Item 1. Financial Statements, page 33

1. Please update the financial statements in accordance with Rule 8-08 of Regulation S- X. Ensure that an updated consent from the registered public accounting firm is included in the filing.

Updated financials included along with updated consent.

Sincerely,

Yousef Dasuka

/s/ Yousef Dasuka

Chief Executive Officer

UpperSolution.com